SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                             ASCENT PEDIATRICS, INC.
                                (Name of Issuer)

                                  Common Stock,
                           $.00004 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04362X101
                                 (CUSIP Number)

                                Brian P. Friedman
                           FS Private Investments LLC
                         55 East 52nd Street, 37th Floor
                          New York, New York 10055-0002
                                 (212) 309-8348
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  2
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FS Private Investments LLC                                    13-3940684

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  / /
                                                                   (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,101,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,101,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,101,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.80%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  3
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Furman Selz Investors II L.P.                                 13-3937561

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  / /
                                                                    (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  2,602,300, which includes
        EACH             974,316 shares of Common Stock issuable upon the
     REPORTING           conversion of $4,628,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  2,602,300, which includes
                         974,316 shares of Common Stock issuable upon the
                         conversion of $4,628,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,602,300
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /_/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  4
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FS Employee Investors LLC                                     13-3937563
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  223,112, which includes
        EACH             83,579 shares of Common Stock issuable upon the
     REPORTING           conversion of $397,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  223,112, which includes
                         83,579 shares of Common Stock issuable upon the
                         conversion of $397,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    223,112
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  5
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FS Parallel Fund L.P.                                         13-3974766
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  / /
                                                                    (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  126,569, which includes
        EACH             47,368 shares of Common Stock issuable upon the
     REPORTING           conversion of $225,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  126,569, which includes
                         47,368 shares of Common Stock issuable upon the
                         conversion of $225,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    126,569
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  6
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Furman Selz Investments II LLC                                13-3937560
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /
                                                                 (b) /x/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  2,951,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  2,951,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,951,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  7
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ING Baring Furman Selz LLC                                    13-3856626
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  / /
                                                                  (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF and WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,001,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,001,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,001,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  8
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ING Groep N.V.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,001,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,001,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,001,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  9
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ING Merger, Inc.                                              75-2085140
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) / /
                                                             (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      /_/

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,001,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,001,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,001,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  10
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ING (U.S.) Financial Holdings Corporation                     51-0262561

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) / /
                                                                    (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,001,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,001,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,001,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page 11
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ING Bank N.V.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /
                                                                  (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,001,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,001,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,001,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    BK
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  12
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian P. Friedman                                             ###-##-####
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) / /
                                                                (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,101,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,101,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,101,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 04362 X1 01                                   Page  13
-------------------------------                       --------------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James L. Luikart                                              ###-##-####
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) / /
                                                               (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                      /_/
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
       NUMBER OF     7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY      8   SHARED VOTING POWER  3,101,981, which includes
        EACH             1,105,263 shares of Common Stock issuable upon the
     REPORTING           conversion of $5,250,000 aggregate principal amount of
     PERSON WITH         the Company's 8.0% Convertible Subordinated Notes.

                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER  3,101,981, which includes
                         1,105,263 shares of Common Stock issuable upon the
                         conversion of $5,250,000 aggregate principal amount of
                         the Company's 8.0% Convertible Subordinated Notes.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,101,981
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /_/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          The securities to which this statement relates are shares of common stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

          The Reporting Persons are filing this Amendment No. 1 to Schedule 13D because of an amendment, dated February 16, 1999, to the Securities Purchase Agreement dated May 13, 1998 (the "Purchase Agreement") among the Company, and the persons named as purchasers on Schedule I attached thereto (each a "Purchaser" and collectively, the "Purchasers"). Pursuant to the Purchase Agreement, certain of the Reporting Persons acquired shares of the Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"), warrants to purchase shares of Common Stock (the "Warrants") and 8% Subordinated Notes due 2005 of the Company (the "Subordinated Notes"). The Preferred Shares are convertible into Common Stock and exchangeable into convertible subordinated notes of the Company (the "Convertible Notes").

          Pursuant to an Amendment to the Purchase Agreement, certain of the Reporting Persons agreed to purchase additional shares of Common Stock from the Company (the "Direct Shares"), and to exercise all outstanding Warrants as of the Second Amendment Closing Date (as defined in Item 4 below).

ITEM 2.   IDENTITY AND BACKGROUND.

          The following table provides certain information about each of the Reporting Persons.

                                        CITIZENSHIP OR STATE OF            PRINCIPAL OCCUPATION OR
NAME AND ADDRESS                        INCORPORATION/ORGANIZATION         BUSINESS
----------------                        --------------------------         -----------------------
Furman Selz Investors II L.P.           Delaware                            Limited Partnership for
("Investors")                                                               Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Employee Investors LLC               Delaware                            Limited Liability Company for
("Employee Investors")                                                      Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Parallel Fund L.P.                   Delaware                            Limited Partnership for
("Parallel Fund")                                                           Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Private Investments LLC              Delaware                            Manager of Investors, Employee
("Private Investments")                                                     Investors and Parallel Fund
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

Furman Selz Investments II LLC
("FS Investments II")                   Delaware                            Holding Company
55 East 52nd Street
New York, NY 10055-0002

ING Baring Furman Selz LLC              Delaware                            Investment Banking
("ING Baring")
55 East 52nd Street
New York, NY  10055-0002

ING Merger, Inc.                        Delaware                            Holding Company
("ING Merger")
667 Madison Avenue
New York, New York  10021

ING (U.S.) Financial Holdings           Delaware                            Holding Company
Corporation
("ING (U.S.)")
135 East 57th Street
New York, New York  10022

ING Bank N.V.                           The Netherlands                     Bank
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                          The Netherlands                     Insurance Company
("ING Groep")
Strawinskylaan 2631
1097 ZZ Amsterdam

Brian P. Friedman                       USA                                 Managing Member of Private
55 East 52nd Street, 37th Floor                                             Investments
New York, New York  10055-0002

James L. Luikart                        USA                                 Managing Member of Private
55 East 52nd Street, 37th Floor                                             Investments
New York, New York  10055-0002

          The Executive Board of ING Groep is the following:

Executive Board:

          G.J.A. van der Lugt
          drs. J.H. Holsboer
          mr. E. Kist
          ir. J.H.M. Lindenbergh
          drs.ing. C. Maas
          M. Minderhood
          dr. A.H.G. Rinnooy Kan
          M. Tilmant

          The directors and executive officers of ING Merger, Inc. are the following:

Directors:

          Fernando Gentil
          Wietze Prinsen

Officers:

          Fernando Gentil          President
          David Distler            Vice President
          Benjamin Emanuel         Vice President
          David Rutkin             Vice President
          Amanda D. Lister         Treasurer
          William Austin           General Counsel and Secretary
          Steven D. Blecher        Senior Managing Director and Assistant
                                   Secretary
          Thalia Cody              Assistant General Counsel and Assistant
                                   Secretary
          Edmund A. Hajim          Senior Managing Director
          Ivy Hwang                Assistant General Counsel and Assistant
                                   Secretary
          Joseph Kaminsky          Senior Vice President
          Amanda D. Lister         Managing Director
          Robert J. Miller         Assistant Treasurer
          Wietze Prinsen           Senior Managing Director
          Hanne P. Thrush          Assistant Secretary

          The directors and executive officers of ING (U.S.) Financial Holdings Corporation are the following:

Directors:

          Fernando Gentil
          Bart Staal

Officers:

          Fernando Gentil          President
          Albert Staal             Executive Vice President
          Christopher Rowland      Chief Financial Officer
          Joseph Kaminsky          Senior Vice President
          Marianne Ruggiero        Senior Vice President
          Benjamin Emanuel         Vice President
          David Rutkin             Vice President
          Phil Schulze             Vice President
          Robert Tankoos           Vice President
          William A. Austin        Secretary and General Counsel
          Ivy Hwang                Assistant General Counsel and Assistant
                                   Secretary
          Hanne P. Thrush          Assistant Secretary

          The Executive Board of ING Bank is the following:

          G.J.A van der Lugt
          drs. J.H. Holsboer
          mr. E. Kist
          ir. J.H.M. Lindenbergh
          drs.ing. C. Maas
          dr. A.H.G. Rinnooy Kan
          M. Tilmant

          ING Groep owns 100% of ING Bank, which owns 100% of ING (U.S.), which owns 100% of ING Merger, which is the sole managing member and owner of 100% of the interests of ING Baring, which is the sole managing member and owner of 100% of the interests of FS Investments II, which is the sole managing member and owner of 100% of the interests of, Employee Investors, which directly owns 223,112 shares of Common Stock of the Company. FS Investments II is the sole general partner of Investors, which directly owns 2,602,300 shares of Common Stock of the Company. FS Investments II is the sole general partner of Parallel Fund, which directly owns 126,569 shares of Common Stock of the Company.

          ING Baring also owns directly an additional 50,000 shares of Common Stock of the Company.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares held by the Funds.

          As a result of Brian P. Friedman's and James L. Luikart's positions as Managing Members of Private Investments, they may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, ING Baring, ING Merger, ING (U.S.), ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The funds for the purchase of Direct Shares by Investors and Parallel Fund were provided from the partner's capital contributions.

          The funds for the purchase of Direct Shares by Employee Investors were provided from member contributions.

          The funds for the purchase of Direct Shares by ING Baring were provided from working capital.

          Pursuant to an amendment to the Letter Agreement among Private Investments, BancBoston Ventures Inc. and the Company with respect to financial advisory services to be provided by Private Investments to the Company, Private Investments will receive, as of the Second Amendment Closing Date (as defined in Item 4 below), 150,000 shares of Common Stock. The aggregate dollar value of such shares of Common Stock is $525,000.

ITEM 4.   PURPOSE OF TRANSACTION.

          On May 13, 1998, Investors, Employee Investors and Parallel Fund purchased (i) 4,628, 397 and 225 Preferred Shares, respectively, (ii) $5,950,667, $509,668 and $289,665, aggregate principal amount, respectively, of Subordinated Notes and (iii) Warrants to purchase an aggregate of 1,399,662, 119,961 and 68,095 shares of Common Stock, respectively, pursuant to the Purchase Agreement.

          On February 16, 1999, the Company entered into a Loan Agreement with Alpharma USPD Inc. ("Lender") and Alpharma Inc. ("Parent"), pursuant to which Lender agreed to lend to the Company up to $40,000,000 (the "Loan"). In connection with the Loan, the Company agreed to grant to the Lender an option during a specified period during the first half of 2002 to purchase all of the outstanding shares of the Company's Common Stock. The Company and a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger, pursuant to which, each share of Common Stock will be converted into the right to receive one Depositary Share. Each Depositary Share will evidence one share of common stock of the Company that will be subject to the Lender's option. The Company, Lender and Parent executed a Master Agreement as of February 16, 1999, which sets forth the terms and conditions of the consummation of the above referenced transactions (the "Alpharma Transaction") and specifies the closing date of the Alpharma Transaction (the "Alpharma Transaction Closing Date").

          In connection with the Alpharma Transaction, an amendment to the Purchase Agreement was executed on February 16, 1999, pursuant to which the Company, among other things, agreed to issue and sell 300,000 shares of its Common Stock for an aggregate purchase price of $900,000 to the Purchasers as of the Alpharma Transaction Closing Date. Pursuant to this Amendment to the Purchase Agreement, each of Investors, Employee Investors and Parallel Fund agreed to (i) purchase an aggregate of 225,000 shares of Common Stock (the "Direct Purchase Shares") for an aggregate purchase price of $675,000 and (ii) exercise all of their Warrants as of the Alpharma Transaction Closing Date, at an exercise price adjusted from $4.75 per share of Common Stock to $3.00 per share of Common Stock.

          Also in connection with the Alpharma Transaction, as of the Alpharma Transaction Closing Date, the Company will exchange the outstanding Preferred Shares as of such date for its Convertible Notes in accordance with the terms of the Preferred Shares. The Convertible Notes are convertible at the option of the holder into shares of Common Stock and will automatically convert into Common Stock under certain circumstances. Pursuant to the terms of the Convertible Notes, the conversion price and number of shares of Common Stock issuable upon the conversion of the Convertible Notes are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, mergers, reclassifications and similar corporate events.

          If the Alpharma Transaction Closing Date has not occurred as of September 30, 1999, this Amendment to the Purchase Agreement will automatically terminate.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b)

                         NUMBER OF SHARES         SHARED         SHARED           SOLE         SOLE
                         TO BE BENEFICIALLY       VOTING         INVESTMENT       VOTING       INVESTMENT     PERCENTAGE
NAME                     OWNED                    POWER          POWER            POWER        POWER          OF CLASS
----                     ------------------       ---------      ----------       ------       ----------     ----------

Private Investments      3,101,981                3,101,981      3,101,981        0            0              36.8

Investors                2,602,300                2,602,300      2,602,300        0            0              31.3

Employee Investors         223,112                  223,112        223,112        0            0               3.0

Parallel Funds             126,569                  126,569        126,569        0            0               1.7

FS Investments II        2,951,981                2,951,981      2,951,981        0            0              35.0

ING Baring               3,001,981                3,001,981      3,001,981        0            0              35.6

ING Merger               3,001,981                3,001,981      3,001,981        0            0              35.6

ING (U.S.)               3,001,981                3,001,981      3,001,981        0            0              35.6

ING Bank                 3,001,981                3,001,981      3,001,981        0            0              35.6

ING Groep                3,001,981                3,001,981      3,001,981        0            0              35.6

Brian P. Friedman        3,101,981                3,101,981      3,101,981        0            0              36.8

James L. Luikart         3,101,981                3,101,981      3,101,981        0            0              36.8

          As of February 16, 1999, the Company had 7,026,445 shares of Common Stock outstanding.

          (b) See the answer to Item 2 hereof.

          (c) Other than the transactions described herein, no transactions by any of the Reporting Persons required to be reported by this Item have taken place in the last sixty (60) days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments.

          Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

ITEM 7.   MATERIAL FILED AS EXHIBITS.                                     PAGE

          A.   Joint Reporting Agreement and Power of Attorney on
               Behalf of Each Reporting
               Person.................................................

          B.   Second Amendment, dated February 16, 1999, to the
               Securities Purchase Agreement dated May 13,
               1998...................................................

          C.   Amendment, dated February 16, 1999, to the Letter
               Agreement among Private Investments, BancBoston
               Ventures Inc. and the
               Company................................................

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February    , 1999

                                   FURMAN SELZ INVESTORS II L.P.

                                   By: FS PRIVATE INVESTMENS LLC

                                   By:  /s/ Brian P. Friedman
                                       -------------------------
                                       Name:   Brian P. Friedman
                                       Title:  Managing Member

                                   FS EMPLOYEE INVESTORS LLC

                                   By: FS PRIVATE INVESTMENS LLC


                                   By: /s/ Brian P. Friedman
                                      --------------------------
                                      Name:   Brian P. Friedman
                                      Title:  Managing Member


                                   FS PRIVATE PARALLEL FUND, L.P.

                                   By: FS PRIVATE INVESTMENS LLC

                                   By: /s/ Brian P. Friedman
                                      ---------------------------
                                      Name:   Brian P. Friedman
                                      Title:  Managing Member


                                   BY: FS PRIVATE INVESTMENTS LLC,


                                   By: /s/ Brian P. Friedman
                                      -----------------------------
                                       Name:  Brian P. Friedman
                                       Title: Managing Member


                                   FS PRIVATE INVESTMENTS LLC  MANAGER


                                   By: /s/ Brian P. Friedman
                                      ------------------------------------
                                      Name:  Brian P. Friedman
                                      Title: Managing Member


                                   FURMAN SELZ INVESTMENTS II LLC


                                   By: /s/ Steven Blecher
                                      ------------------------------------
                                      Name:  Steven Blecher
                                      Title:


                                   ING BARING FURMAN SELZ LLC


                                   By: /s/ Steven Blecher
                                      ------------------------------------
                                      Name:  Steven Blecher
                                      Title: Vice Chairman


                                   ING MERGER, INC.


                                   By: /s/ Steven Blecher
                                      ------------------------------------
                                      Name:  Steven Blecher
                                      Title: Senior Managing Director and
                                                Assistant Secretary


                                   ING (U.S.) FINANCIAL HOLDINGS
                                   CORPORATION


                                   By: /s/ William A. Austin
                                      ------------------------------------
                                      Name:  William A. Austin
                                      Title: Secretary


                                   ING BANK N.V.


                                   By: /s/ J.H.J. Houben
                                       ------------------------------------
                                       Name:   J.H.J. Houben
                                       Title:


                                  By: /s/ P.F.M. Van Lierop
                                      ------------------------------------
                                      Name:  P.F.M. Van Lierop
                                      Title: Senior Legal Advisor


                                  ING GROEP N.V.


                                  By: /s/ J.H.J. Houben
                                      ------------------------------------
                                      Name:  J.H.J. Houben
                                      Title:


                                  /s/ Brian Friedman
                                  ------------------------------------
                                  Name:  Brian P. Friedman


                                  /s/ James L. Luikart
                                  ------------------------------------
                                  Name:  James L. Luikart